



06003088

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: | Falcon Securities, Inc. |

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

212 Center Street

(No. and Street)

Little Rock, AR 72201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gus Blass, III   (501) 372-5171

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.

(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223

(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAY 30 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Gus Blass, III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Securities, Inc. _____ , as of December 31 _____ , 20 05 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah A. Clark
Notary Public, State of Arkansas
Pulaski County
My Commission Exp. 07/07/2007

_____
Signature

_____
Title

Deborah A. Clark
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ☐☐☐☐☐☐☐ ☐☐☐☐☐☐☐ . ☐ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FALCON SECURITIES, INC.
SEC. FILE NO. 8-31978

Financial Statements and Additional Information
Years ended December 31, 2005 and 2004

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falcon Securities, Inc.

We have audited the accompanying statements of financial condition of Falcon Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
January 17, 2006

FALCON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 15,978	$ 20,498
Investment securities owned:		
Marketable, at market value	207,562	35,700
Not readily marketable, at cost	-0-	8,400
Prepaid expenses	530	530
Total assets	$224,070	$ 65,128

STOCKHOLDER'S EQUITY

	2005	2004
Common stock, $1.00 par value:		
1,000 shares authorized; 300		
shares issued and outstanding	$ 300	$ 300
Additional paid-in capital	140,525	103,325
Accumulated profit (deficit)	83,245	(38,497)
Total stockholder's equity	$224,070	$ 65,128

FALCON SECURITIES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2005 and 2004

	2005	2004
Consulting income	$ - 0-	$ 2,000
Interest income	93	92
Unrealized gains on investment securities	126,262	2,625
Realized losses on investment securities	- 0-	(4,200)
Total income	126,355	517
Operating expenses:		
NASD fees	867	1,055
Professional fees	2,050	2,050
Taxes other than income tax	550	450
SIPC fees	150	150
Other	996	815
Total operating expenses	4,613	4,520
Net income (loss)	$121,742	$(4,003)

FALCON SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

For the years ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2003	$300	$103,325	$(34,494)	$ 69,131
Net loss			(4,003)	(4,003)
Balance - December 31, 2004	300	103,325	(38,497)	65,128
Capital contribution		37,200		37,200
Net income			121,742	121,742
Balance - December 31, 2005	$300	$140,525	$ 83,245	$224,070

FALCON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

Increases (Decreases) in Cash and Cash Equivalents

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ 121,742	$ (4,003)
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
Unrealized gains on investment securities	(126,262)	(2,625)
Realized losses on investment securities	-0-	4,200
Net cash used by operating activities	(4,520)	(2,428)
Cash flows from investing activities:		
Purchases of marketable investment securities	(37,200)	
Cash flows from financing activities:		
Capital contribution	37,200	
Net decrease in cash and cash equivalents	(4,520)	(2,428)
Cash and cash equivalents -		
Beginning of year	20,498	22,926
End of year	$ 15,978	$20,498

FALCON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

Falcon Securities, Inc. (the Company) is registered as a broker/dealer with the Securities Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the National Association of Securities Dealers, Inc. No securities were held for customers at December 31, 2005 and 2004 or during the years then ended.

Marketable investment securities -

Marketable securities owned December 31, 2005 and 2004 consist of 5,900 shares and 3,400 shares, respectively, of NASDAQ Stock Market, Inc., valued at the closing quoted market price $35.18 per share at December 31, 2005 and $10.20 per share at December 31, 2004).

Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of these securities are classified as unrealized gains and losses and are included in the determination of income.

Investments not readily marketable -

Investments not readily marketable at December 31, 2004 are carried at cost and consist of warrants to purchase 2,400 shares of NASDAQ Stock Market, Inc. obtained through a private placement issue. The additional warrants were exercised before December 31, 2005.

Cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms.

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2005 and 2004 or during the years then ended.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) MARKETABLE INVESTMENT SECURITIES:

Marketable investment securities at December 31, 2005 and 2004 are summarized as follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2005	$94,700	$112,862	$ -0-	$207,562
December 31, 2004	$49,100	$ -0-	$(13,400)	$ 35,700

(3) INCOME TAXES:

The Company's stockholders have elected to be taxed under Subchapter S of the Internal Revenue Code whereby the income or loss of the Company is, in general, reported by the stockholder. Accordingly, the Company does not recognize a provision for income taxes.

(4) NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the aggregate indebtedness method which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness or $25,000, whichever is greater, unless the broker-dealer: does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers; does not carry customer accounts; and clears all trades through another broker-dealer, in which case minimum net capital of $5,000 is required. The Act also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

The Company does not carry customer accounts and does not transact trades and, accordingly, the Company is required to maintain $5,000 minimum net capital. Net capital as defined under Rule 15c3-1 was $192,406 and $50,843 at December 31, 2005 and 2004, respectively. The Company had no indebtedness at December 31, 2005 and 2004.

(5) RELATED PARTY TRANSACTIONS:

The Company uses certain office facilities and general and administrative services provided by a company affiliated through common ownership without charge.

ADDITIONAL INFORMATION

FALCON SECURITIES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

December 31, 2005

Total stockholder's equity from statement of financial condition	$224,070
Less nonallowable asset - prepaid expenses	(530)
Less 15% haircut on marketable securities	(31,134)
Net capital	$192,406
Minimum capital required (6 2/3% of aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$187,406
Total aggregate indebtedness	$ -0-
Percent of aggregate indebtedness to net capital	$ -0-

Reconciliation with Company's Computation:

Net capital, as reported in Company's Part II A (unaudited) FOCUS Report	$192,406
Net audit adjustments	-0-
Net capital per above	$192,406

FALCON SECURITIES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

December 31, 2005

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
   PURSUANT TO RULE 15C3-3

               AND

INFORMATION RELATIVE TO THE POSSESSION OR CONTROL
   REQUIREMENTS PURSUANT TO RULE 15C3-3

> The Company is not required to maintain a "Special Reserve Bank Account for
> the Exclusive Benefit of Customers" or to report "Information Relating to
> Possession and Control Requirements" because it is exempt from Rule 15c3-3
> under the provisions of paragraph (k) of Rule 15c3-3 at December 31, 2005.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholder
Falcon Securities, Inc.

In planning and performing our audit of the financial statements of Falcon Securities, Inc. (the Company) for the year ended December 31, 2005, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Falcon Securities, Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 17, 2006.

Falcon Securities, Inc. is a small company, and essentially all of its operational and record-keeping procedures are performed by a limited number of individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company has no plans to change present operational and record-keeping procedures until justified by future growth or expansion of its business activities. This condition is mitigated by the active involvement of the Company's president during the process of preparation and review of the Company's financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives, except for the condition discussed in the preceding paragraph that we believe is a material inadequacy in the practices and procedures comprehended in the SEC's objectives.

This report is intended solely for the use of the stockholders and management of Falcon Securities, Inc., the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
January 17, 2006

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